Exhibit 99.1

ASX ANNOUNCEMENT

January 6th, 2010

Exclusive Distribution Agreement with Response Genetics, Inc.

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to advise that it has executed an Exclusive Test Distribution and Services Agreement with Response Genetics, Inc. (NASDAQ: RGDX), under which Genetic Technologies will become the exclusive distributor in Australia, Indonesia, Malaysia, the Philippines, Singapore and Thailand (collectively, the “Territory”) for Response Genetics’ ResponseDX: Colon™, ResponseDX: Lung™ and ResponseDX: Gastric™ genetic test panels, proprietary PCR-based molecular diagnostic tests for cancer.

According to the Australian Bureau of Statistics, cancer was the leading cause of death in Australia, causing 28 percent of all deaths from 2002 to 2004.  In 2004, lung cancer was identified as the most common form of cancer causing death amongst men (22 percent) and the second most common amongst women (15 percent).  In 2005, more than 100,000 new cases of cancer were diagnosed, which marked the first time this number exceeded six figures.

“ResponseDX™ tests offer physicians and their patients an objective way to chart a course of therapy during a very stressful time - the period between diagnosis and the start of treatment,” said Ms. Kathleen Danenberg, CEO and president of Response Genetics.  “Based on encouraging sales and rapid adoption in the United States, we are pleased to partner with Genetic Technologies to make our ResponseDX™ tests available in Australia as well as in certain Asian countries.”

Dr. Paul MacLeman, CEO of Genetic Technologies said “This is an important further step in Genetic Technologies’ move into advanced cancer management.  As previously announced, we are seeking to leverage in-house developed tests through partnerships with third party developers of novel tests.  This agreement, which follows similar distribution arrangements with Rosetta Genomics, Inc. and Trimgen, Inc., will assist us to expand our growing portfolio of genetic tools that will enable oncologists to more effectively manage patient diagnosis and therapy, improving treatment outcomes.  Genetic Technologies is very excited to announce its relationship with Response Genetics, an acknowledged leader in the area of cancer diagnostic test development.”

About ResponseDX™ Tests

Response Genetics, Inc. has developed PCR-based genetic tests - ResponseDX™ tests - to help physicians make more informed therapeutic treatment decisions for patients with non-small cell lung cancer (NSCLC), gastric cancer and colorectal cancer.  The proprietary ResponseDX™ panels include four key genes: excision repair cross-complementing factor 1 (ERCC1), thymidylate synthase (TS), human epidermal growth factor receptor 2 (HER2) and epidermal growth factor receptor expression (EGFR).  These test panels also include the analysis of EGFR gene mutations in NSCLC and K-ras (KRAS) gene mutations in colorectal cancer.  Using ResponseDX™ testing, clinicians may make better treatment decisions by adopting a cost-effective panel approach.

Response Genetics’ KRAS mutation analysis provides some of the fastest turnaround times in the industry and accurate results on the smallest biopsies - which benefits patients because, in many cases, no tissue samples other than the pre-treatment diagnostic biopsy will be required for the biomarker analysis.  All tests use technology developed by Response Genetics to isolate RNA from formalin-fixed, paraffin-embedded (FFPE) archived tissue for quantitative RT-PCR analysis of gene expression and are analysed in Response Genetics’ CLIA-certified laboratory.

About Response Genetics, Inc.

Response Genetics, Inc. (“RGI”) is focused on the development and sale of molecular diagnostic tests for cancer.  RGI’s technologies enable extraction and analysis of genetic information from genes derived from tumor samples stored as formalin-fixed and paraffin-embedded specimens.  In addition to diagnostic testing services, the Company generates revenue from the sales of its proprietary analytical pharmacogenomic testing services of clinical trial specimens to the pharmaceutical industry.  RGI was founded in 1999 and its principal headquarters are located in Los Angeles, California.  For more information, please visit www.responsegenetics.com.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognising important new applications for “non-coding” DNA (DeoxyriboNucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all multicellular species.  Its three-pronged business strategy includes: 1) the global commercialisation of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business in Australia; and, 3) the commercialisation of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.  For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000

Genetic Technologies Limited ABN 17 009 212 328 • Website: www.gtg.com.au • Email: info@gtg.com.au

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

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